Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and nine months ended September 30, 2013

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Condensed Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2012, with any changes described in these unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Bruce Ramsden”
Patrick C. Evans	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

November 12, 2013

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

		September 30,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	4	$5,789,913	$274,696
Short-term investments	4	22,282,785	47,418,997
Marketable securities	4	5,340	9,521
Amounts receivable	4 & 9	586,285	337,907
Advances, prepaid expenses, and supplies	5	453,097	722,402

		29,117,420	48,763,523

Property and equipment	6	5,274,193	146,010
Mineral properties	7	46,680,519	46,680,519

Total assets		$81,072,132	$95,590,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	4 & 9	$6,126,979	$2,109,984

Decommissioning and restoration liability		6,302,633	6,284,770

Shareholders' equity:
Share capital	8	180,170,247	180,170,247
Share-based payments reserve	8	2,449,731	1,233,857
Deficit		(113,978,166)	(94,213,695)
Accumulated other comprehensive income		708	4,889

Total shareholders' equity		68,642,520	87,195,298

Total liabilities and shareholders' equity		$81,072,132	$95,590,052

Going concern	1
Contingencies and commitments	7
Subsequent events	12

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Expenses:
Consulting fees	8 & 9	$(1,013,486)	$(147,281)	$(1,949,551)	$(1,121,816)
Depreciation		(8,026)	(5,603)	(22,542)	(15,561)
Exploration and evaluation expenses		(7,146,312)	(1,961,689)	(16,380,678)	(8,034,356)
Gahcho Kué Project management fee		(231,832)	(59,238)	(653,744)	(230,413)
Office and administration		(66,011)	(64,048)	(217,535)	(210,466)
Professional fees		(72,366)	(100,746)	(270,586)	(708,166)
Promotion and investor relations		(18,615)	(13,153)	(179,145)	(236,863)
Director fees		(53,765)	(81,668)	(136,103)	(166,668)
Transfer agent and regulatory fees		(33,065)	(38,329)	(143,592)	(167,768)
Travel		(22,994)	(49,876)	(87,750)	(159,941)

Loss for the period from operations		$(8,666,472)	$(2,521,631)	$(20,041,226)	$(11,052,018)
Accretion expense on decommissioning and restoration liability		(5,954)	(6,931)	(17,863)	(20,794)
Other income:
Interest income		69,974	8,047	294,618	103,449
Gain on asset transfer to Kennady Diamonds Inc.	11	-	10,721,645	-	10,721,645

Net (loss) income for the period		(8,602,452)	8,201,130	(19,764,471)	(247,718)

Other Comprehensive (Loss) Income
Items that may be reclassified subsequently to profit and loss:
Change in fair value of available-for-sale marketable securities		506	(1,244)	(4,181)	(2,974)
Comprehensive (loss) income for the period		$(8,601,946)	$8,199,886	$(19,768,652)	$(250,692)

Basic and diluted (loss) earnings per share	8(iv)	$(0.09)	$0.10	$(0.21)	$-

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2011		80,345,558	$146,911,995	$1,083,422	$(90,876,085)	$13,046	$57,132,378
Net loss for the period		-	$-	$-	(247,718)	-	(247,718)
Issuance of common shares – exercise of options	8(iii)	370,000	604,200	-		-	604,200
Fair value of options exercised from share-based payments reserve		-	313,065	(313,065)	-	-	-
Share-based payment expense		-	-	463,500	-	-	463,500
Dividend-in-kind	11		-13,721,645				(13,721,645)
Other Comprehensive Income:
Available-for-sale financial assets
- current period unrealized losses		-	-	-	-	(2,974)	(2,974)
Balance, September 30, 2012		80,715,558	$134,107,615	$1,233,857	$(91,123,803)	$10,072	$44,227,741

Balance, December 31, 2012		94,168,151	180,170,247	1,233,857	(94,213,695)	4,889	87,195,298
Net loss for the period		-	-	-	(19,764,471)	-	(19,764,471)
Share-based payment expense		-	-	1,215,874	-	-	1,215,874
Other Comprehensive Loss:
Available-for-sale financial assets
- current period unrealized losses		-	-	-	-	(4,181)	(4,181)
Balance, September 30, 2013		94,168,151	$180,170,247	$2,449,731	$(113,978,166)	$708	$68,642,520

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

		Nine months ended	Nine months ended
	Notes	September 30, 2013	September 30, 2012
Cash provided by (used in):
Operating activities:
Net loss for the period		$(19,764,471)	$(247,718)

Adjustments:
Accretion expense on decommissioning and restoration liability		17,863	20,794
Depreciation		22,542	15,561
Share-based payment expense		1,215,874	463,500
Interest income		(294,618)	(103,449)
Gain on asset transfer to Kennady Diamonds Inc.	11		(10,721,645)

Changes in non-cash operating working capital:
Amounts receivable		(248,378)	891,692
Advances, prepaid expenses and supplies		269,305	(68,042)
Accounts payable and accrued liabilities		3,788,341	(99,924)
		(14,993,542)	(9,849,231)
Investing activities:
Mineral properties		-	(51,057)
Transfer to Kennady Diamonds Inc.	11		(3,000,000)
Interest income		294,618	103,449
Purchase of property and equipment		(4,922,071)	(52,519)
Redemption of short-term investments		25,136,212	17,819,183
		20,508,759	14,819,056
Financing activities:
Proceeds from option exercises	8(iii)	-	604,200
		-	604,200

Increase in cash and cash equivalents		5,515,217	5,574,025
Cash and cash equivalents, beginning of period		274,696	21,546
Cash and cash equivalents, end of period		$5,789,913	$5,595,571

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

1.	Nature of Operations AND GOING CONCERN

Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

The Company is in the process of permitting and developing its mineral properties in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Mineral Properties” are dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at September 30, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company’s primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the nine months ended September 30, 2013 and year ended December 31, 2012, the Company incurred losses, and had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its future business plans. Although the Company had working capital of $22,990,441 at September 30, 2013, including $28,072,698 cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 7) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2013 were approved by the Audit Committee on behalf of the Board of Directors on November 12, 2013.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Auditing Standards (“IAS”) IAS 34 Interim Financial Reporting.  Except as discussed in Note 3, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

3.	Significant accounting policies AND SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

(i)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company’s interest in the Gahcho Kué Project has been proportionally consolidated (see Note 7).

(ii)	Significant accounting policies

Except as disclosed below, the significant accounting policies have not changed from the significant accounting policies presented in the audited consolidated financial statements for the year ended December 31, 2012.

(iii)	Standards, amendments and interpretations to existing standards

The following new accounting standards and amendments which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not have a material effect on our condensed consolidated interim financial statements for the current period or the prior period presented.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venturer recognizes its share of each of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture (the “Project” or the “Gahcho Kué Project”), is a joint operation under IFRS 11 and, accordingly have recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The adoption of IFRS 11 did not have a material effect on our condensed consolidated interim financial statements for the current period or prior period presented.

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and is applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The disclosure required under IFRS 13 for the condensed consolidated interim financial statements have been included in Note 4.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of the amendment. The adoption of the amended standard did not have a material effect on the condensed consolidated interim financial statements.

(iv)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i) Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a) Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b) Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets (“IAS 36”) requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at September 30, 2013, there are no indicators of impairment in the carrying value of its mineral properties.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

ii) Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a) Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b) Impairment analysis - mineral properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36. IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the consolidated balance sheet for Mineral Properties represent the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

c) Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d) Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e) Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

4.	Financial instruments

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at September 30, 2013 and December 31, 2012 measured at fair value are summarized in the following table:

	September 30, 2013
	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,789,913	$-	$-
Short-term investments	-	22,282,785	-
Marketable securities	5,340	-	-

	December 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$274,696	$-	$-
Short-term investments	-	47,418,997	-
Marketable securities	9,521	-	-

Short-term investments at September 30, 2013 and December 31, 2012 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, the future value of the GIC is discounted to the reporting period using the market interest rate.

The quoted market value of marketable securities at September 30, 2013 and December 31, 2012 was $5,340 and $9,521, respectively. The original cost of these marketable securities at September 30, 2013 and December 31, 2012 was $4,632 for both periods.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

The carrying amounts by classification are:

	Balance as at
	September 30,	December 31,
	2013	2012
Financial assets

Fair Value Through Profit or Loss
Cash and cash equivalents	$5,789,913	$274,696
Short-term investments	22,282,785	47,418,997

Loans and receivables
Amounts receivable	586,285	337,907

Available-for-Sale
Marketable securities	5,340	9,521

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(6,126,979)	(2,109,984)

	$22,537,344	$45,931,137

The Company had no transactions with marketable securities classified as available-for-sale during the period ended September 30, 2013 or the year ended December 31, 2012.

5.	ADVANCES, PREPAID EXPENSES, AND SUPPLIES

	September 30,	December 31,
	2013	2012
Advances	$-	$115
Prepaid expenses	78,078	722,287
Supplies	375,019	-
	$453,097	$722,402

 Supplies consist of $197,475 of diesel fuel and $177,544 of spare parts as at September 30, 2013.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

6.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at September 30, 2013 and December 31, 2012 are as follows:

	Office		Production	Computer	General	Assets under
	furniture	Vehicles	equipment	equipment	infrastructure	construction	Total
Cost
At January 1, 2012	$-	$59,992	$5,635	$1,207	$-	$-	$66,834
Additions	32,996	-	-	6,615	7,326	77,094	124,031
At December 31, 2012	32,996	59,992	5,635	7,822	7,326	77,094	190,865
Additions	5,881	2,044	26,856	-	-	5,115,945	5,150,726
At September 30, 2013	$38,877	$62,036	$32,491	$7,822	$7,326	$5,193,039	$5,341,591

Accumulated depreciation
At January 1, 2012	$-	$(22,496)	$(845)	$(268)	$-	$-	$(23,609)
Depreciation	(6,049)	(11,998)	(1,127)	(1,950)	(122)		(21,246)
At December 31, 2012	(6,049)	(34,494)	(1,972)	(2,218)	(122)	-	(44,855)
Depreciation	(5,538)	(9,680)	(4,820)	(1,955)	(550)	-	(22,543)
At September 30, 2013	$(11,587)	$(44,174)	$(6,792)	$(4,173)	$(672)	$-	$(67,398)

Carrying amounts
At January 1, 2012	$-	$37,496	$4,790	$939	$-	$-	$43,225
At December 31, 2012	$26,947	$25,498	$3,663	$5,604	$7,204	$77,094	$146,010
At September 30, 2013	$27,290	$17,862	$25,699	$3,649	$6,654	$5,193,039	$5,274,193

During the nine months ended September 30, 2013, the Company through its 49% share in the Gahcho Kué Project capitalized assets under construction totaling $5,115,945. Included in this amount is construction equipment which was brought to site for future construction use.

7.                   MINERAL PROPERTIES

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint operation between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint operation in accordance with IFRS 11 – Joint arrangements. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint operation, and recorded them in its consolidated financial statements.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
●	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid and expensed);
●	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties” no further payments are expected);
●	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Mineral Properties”);
●	$10 million following the issuance of the construction and operating permits;
●	$10 million following the commencement of commercial production; and
●	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as “acquired exploration and evaluation”.

The continuity of the Mineral Properties is as follows:

Balance, December 31, 2010	$35,901,973
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$46,550,495
Change in expected decommissioning and restoration liability	78,965
Amounts capitalized for sunk cost repayments in the year	51,059
Balance, December 31, 2012	$46,680,519
Change in expected decommissioning and restoration liability	-
Amounts capitalized for sunk cost repayments in the period	-
Balance, September 30, 2013	$46,680,519

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

The Company’s proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project is $28,469,428 at September 30, 2013. These purchase commitments are due within the next twelve months.

8.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Issued Share capital

The number of shares issued and fully paid as at September 30, 2013 is 94,168,151. There are no shares issued but not fully paid.

iii.	Stock Options

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 9,416,815 shares, and as at September 30, 2013, there were 5,265,774 shares available to be issued under the Plan.

The following table summarizes information about the stock options outstanding and exercisable:

	September 30, 2013		December 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	794,000	$2.12	964,000	$2.16
Granted during the period	850,000	4.89	200,000	4.84
Exercised during the period	-	-	(370,000)	1.63
Balance at end of the period	1,644,000	$4.02	794,000	$2.12
Options exercisable at the end of the period	1,544,000		794,000

The fair value of the 850,000 stock options granted during the period has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options.

	September 30,	December 31,
	2013	2012
Exercise price	$4.06 - $5.28	$4.84
Expected volatility	42.17% - 44.04%	66.29%
Expected option life	3.00 - 3.36 years	3.5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.14% - 1.77%	1.50%

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

 The following table summarizes share options outstanding at the end of periods presented:

	September 30, 2013		December 31, 2012
	Range of exercise prices	Weighted average remaining contractual life	Range of exercise prices	Weighted average remaining contractual life

Options outstanding at the end of the period:	$1.26 - $6.13	3.07 years	$1.26 - $6.13	2.12 years

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at September 30, 2013 and December 31, 2012.

	Black-Scholes	Number of	Weighted Average		Exercise
Expiry Date	Value	Options	(Years)		Price
November 23, 2013	$283,272	444,000	0.04	years	1.26
January 9, 2016	487,085	150,000	0.21	years	6.13
March 8, 2017	463,500	200,000	0.42	years	4.84
January 31, 2018	133,700	100,000	0.26	years	4.08
March 10, 2018	129,300	100,000	0.27	years	4.06
March 17, 2018	64,250	50,000	0.14	years	4.11
May 13, 2018	156,700	100,000	0.28	years	5.00
July 2, 2018	802,500	500,000	1.45	years	5.28
	$2,520,307	1,644,000	3.07	years	4.02

At December 31, 2012
	Black-Scholes	Number of	Weighted Average		Exercise
Expiry Date	Value	Options	(Years)		Price
November 23, 2013	$283,272	444,000	0.50	years	1.26
January 9, 2016	487,085	150,000	0.57	years	6.13
March 8, 2017	463,500	200,000	1.05	years	4.84
	$1,233,857	794,000	2.12	years	3.08

The share-based payments expense of $1,215,874 for the nine months ended September 30, 2013 is recorded in Consulting fees (September 30, 2012 - $463,500).

For the year ended December 31, 2012, 370,000 stock options were exercised for gross proceeds of $604,200.

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30,2013	September 30, 2012
Numerator
Net (loss) income for the period	$(8,602,452)	$8,201,130	$(19,764,471)	$(247,718)
Denominator
For basic - weighted average number of shares outstanding	94,168,151	80,715,558	94,168,151	80,611,872
Effect of dilutive securities	-	444,000	-	-
For diluted - adjusted weighted average number of shares outstanding	94,168,151	81,159,558	94,168,151	80,611,872
(Loss) Earnings Per Share
Basic	$(0.09)	$0.10	$(0.21)	$-
Diluted	$(0.09)	$0.10	$(0.21)	$-

For the nine months ended September 30, 2013, stock options totaling 1,644,000 (794,000 stock options at September 30, 2012) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

9.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin (International) Investments Ltd. (“Bottin”), key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	September 30,	December 31,
	2013	2012
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	$-	$706,261
Kennady Diamonds	130,000	120,940
Remuneration	1,936,420	1,477,715
Receivable from the operator of the Gahcho Kué Project	81,342	125,559
Payable to key management personnel	40,000	30,180

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MOUNTAIN PROVINCE DIAMONDS INC. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Month Periods Ended September 30, 2013 In Canadian Dollars (Unaudited)

The remuneration expense of directors and other members of key management personnel for the nine months ended September 30, 2013 and the year ended December 31, 2012 were as follows:

	Nine month ended	Year ended
	September 30,	December 31,
	2013	2012
Consulting fees, director fees, bonus and other short-term benefits	$720,546	$1,014,215
Share-based payments	1,215,874	463,500
	$1,936,420	$1,477,715

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

10.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

11.	PLAN OF ARRANGEMENT WITH KENNADY DIAMONDS INC.

The Arrangement was completed on July 6, 2012. The Company transferred the Kennady North Project and cash of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds’ share for every five shares of Mountain Province held by the shareholders.

The Company recorded the fair value of the transaction as a dividend-in-kind of $13.7 million. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer to Kennady Diamonds of $10.7 million in the Company’s Statement of Comprehensive (Loss) Income.

12.	SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2013, 354,000 stock options were exercised for gross proceeds of $446,040.

Subsequent to the period ended September 30, 2013, the Company announced that it is undertaking a non-brokered private placement to raise approximately C$25 million through the placement of common shares at a price of C$5 per share. The Company’s major shareholder, Bottin (International) Investments Ltd. (controlled by Dermot Desmond), has advised that they will be subscribing for common shares under the private placement.

The private placement is expected to close on or before November 22, 2013, and is subject to regulatory approval.

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